

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

April 20, 2009

Mr. Patrick L. Alesia, Chief Financial Officer
Griffon Corporation
100 Jericho Quadrangle
Jericho, New York  11753

RE:    Griffon Corporation
        Registration Statement on Form S-3
        File No.:  333-158273
        Registration Statement on Form S-4
        File No.:  333-158274
        Filed on:  March 30, 2009

Dear Mr. Alesia,

We have limited our review of the above-captioned filings to those issues we have addressed in our comments.  Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Item 16. Exhibits, page II-4

1. Subject to the rules regarding incorporation by reference, furnish all exhibits required by Item 601 of Regulation S-K, in the amended registration statements. Please include a reference to each required exhibit in the exhibit index and be specific as to the location of the exhibit.  Use separate notations to specify which exhibits have been previously filed, which exhibits are filed in the amended registration statement and which exhibits are filed as exhibits to a filed report that is incorporated by reference.

2.  The Statement of Eligibility of the Trustee on Form T-1 ("T-1") must be filed as Exhibit 25 to the registration statement before the effective date of the registration statement or the T-1 may be filed no later than two business days after the beginning of the delayed offering.  If the T-1 is filed on a delayed basis, the registrant must file the Form T-1 separately under the electronic form type "305B2".  Registrants should not file the Form T-1 in a separate post-effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement.  See footnote 86 and the accompanying text in Release No. 33-7122(Dec. 19, 1994).   Please revise the asterisk notation at the bottom of the exhibit index, accordingly.

Signatures, page II-7

3.  Each registration statement should also be signed by each co-registrant's principal executive officer, principal financial officer and controller or principal accounting officer whose titles should be shown on the signature page.  The signature pages of the amended registration statements on Forms S-3 and Form S-4 should be revised accordingly.

General

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offerings of the securities specified in the above registration statements.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, contact me at (202) 551-3766.

Sincerely,


Pamela A. Long
Assistant Director